USA VIDEO INTERACTIVE CORP.

November 3, 2005





Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.



For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USVO'S SMARTMARK LOGO DETERS VIDEO PIRACY



(Old Lyme, CT – November 03, 2005) - USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF), unveils its new SmartMark™ anti-piracy logo. The anti-piracy logo helps educate the public about piracy, visually marking movies and television shows that have been protected with USVO's SmartMark technology. It serves as a warning to those who contemplate the theft of intellectual property that the content marked with the logo is protected by robust forensics data utilized by law enforcement to bring the pirates to justice.

"Our new logo is part of our comprehensive effort to deliver a more complete piracy deterrence solution to Hollywood and law enforcement," said Edwin Molina, President, USVO. "Having our logo on SmartMarked content is a statement that there are security measures with the content inside the package. It isn't enough to simply try and prevent pirates from cracking anti-copy technologies like DRM, there needs to be the evidence necessary to convict the thieves that pirated the content. The forensic data in SmartMarks helps authorities to do exactly that."

The new logo will be displayed prominently on DVDs and other material that have been SmartMarked. USVO will also make a SmartMark anti-piracy warning message available for all SmartMarked content, to be displayed after the FBI warning message that occurs at the beginning of DVDs.

About SmartMarks™:
SmartMarks are invisible, unremovable, forensic "digital watermarks" embedded in every video frame to protect digital video from piracy. SmartMarks work with existing production and distribution technology to protect copyrighted material without requiring new equipment in the distribution or playback environment. Like embedding a forensics team inside video content, SmartMarks give enforcement agencies the proof they need to stop piracy.

About USA Video Interactive Corp.:
USA Video Interactive Corp. ("USVO") designs and markets technology for delivery of digital media. USVO developed its SmartMark™ digital watermarking technology to provide a robust means for producers and distributors to invisibly protect their content. USA Video Technology

Corp., a wholly owned subsidiary of USVO, holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 – 5535; Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC   V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF.   CUSIP 902924208. For more information contact Blue-Sky Solutions, LLC, Jon Caserta, (877) 425-8347, usvo@blueskyir.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

MediaSentinel and SmartMark are trademarks of USA Video Interactive Corp.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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